September 24, 2009
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: Anne Nguyen Parker
Re:	Concho Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 6, 2009
File No. 001-33615
Dear Ms. Parker:
     Set forth below are the responses of Concho Resources Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2009, with respect to the referenced filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on February 27, 2009, File No. 001-33615 (the “10-K”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capital Commitments, Capital Resources and Liquidity
Contractual Obligations, page 54

Securities and Exchange Commission
September 24, 2009

1.	We note that you present your commodity and interest rate derivative assets as an offset to the payments due by period in your contractual obligations table. Please explain why you have included these derivative assets in the table as they do not appear to represent a contractual obligation as defined in Item 303(a)(5) of Regulation S-K.
     Response:
     After reviewing our presentation of net derivative assets and liabilities in our contractual obligations table and Item 303(a)(5), we have concluded that only derivative assets that are offset under a legal right of offset should have been included in the table and, therefore, the presentation of commodity and interest derivatives in this table should be consistent with our consolidated balance sheet at December 31, 2008. In future filings, including our September 30, 2009 Form 10-Q, we will present the contractual obligations table in such a manner.
Certifications
2.	Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you have replaced the word “report” with “annual report.” In future filings, please use the exact language of the regulation.
     Response:
     The certifications the Company will file as Exhibits pursuant to Item 601(b)(31) in future filings will be in the exact format as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or Staff interpretations.

Securities and Exchange Commission
September 24, 2009

Closing Comments
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (432) 683-7443 or T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592.

Sincerely, Concho Resources Inc.
By:	/s/ Darin G. Holderness
Darin G. Holderness
Vice President, Chief Financial Officer and Treasurer

cc:    T. Mark Kelly, Vinson & Elkins L.L.P.